Via Facsimile and U.S. Mail
Mail Stop 6010


December 23, 2005


Mr. Thomas W. Burghart
Vice President and Treasurer
Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
P.O. Box 8985
Wilmington, DE 19899

Re:	Delphi Financial Group, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 15, 2005
	File No. 001-11462

Dear Mr. Burghart:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 1.  Business

Property and Casualty Insurance Reserves, page 9

1. It appears that you have significantly revised your estimate of loss reserves recorded in prior years. Please tell us, in disclosure-type format, the reason for your change in estimate.
For
each line of business, include the following information:

a. Identify the years to which the change in estimate relates and provide the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

b. Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

c. Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

d. Clearly explain why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

e. Discuss any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies

Future Policy Benefits and Unpaid Claims and Claim Expenses, page
27

2. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for unpaid claims and claim expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Please provide us the following information for each of your lines of business, in disclosure-type format, to help us evaluate the adequacy of your disclosure.

a. The reserves accrued as of the latest balance sheet date
presented.  The      total of theses amounts should agree to the
amount presented on the balance sheet.
b. Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.
c. Describe those assumptions that you believe are the most significant in determining your loss reserves. For example significant assumptions could be those assumptions that involve the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance.
d. Describe the methodologies used to determine your loss reserves.
For example this might include a discussion of the various actuarial methods used that may vary depending on the nature of the business underwritten.
e. It is our understanding of the property and casualty insurance industry that companies will establish reserves either by the calculation of ranges around the reserves or by the calculation of point estimates.
i. If management calculates a range in determining the loss reserve recorded in the financial statements, describe the range of loss reserve estimates, the factors that determined the boundaries of this range and your basis for selecting the recorded amount rather than any other amount within the range as the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of these variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
ii. If management calculates point estimates in determining the loss reserve recorded in the financial statements, disclose the following:

1. The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates were generated, describe the different values for these point estimates. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.
2. Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimate calculated or, if not, how that estimate is used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.
3. Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

f. For each line of your longer tail business with claims for workers` compensation and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. You should consider, but not be limited to, includes the following information:

* the number of claims pending at each balance sheet date;

* the number of claims reported for each period presented;

* the number of claims dismissed, settled, or otherwise resolved for each period;

* the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

* the total settlement amount for each period;

* the cost of administering the claims;

* emerging trends that may result in future reserve adjustments;
and

* if management is unable to estimate the possible loss or range of loss, a statement to that effect.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dana Hartz, Staff Accountant, at (202) 551-
3648
or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. Thomas W. Burghart
Delphi financial Group, Inc
December 23, 2005
Page 5